Exhibit 99.1

Freightos Reports KPIs with Record Transactions for Second Quarter of 2025

The Company Plans To Report Earnings on August 18, 2025

July 15, 2025 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading digital freight booking and payment platform for the international freight industry, today reported preliminary key performance indicators for the second quarter of 2025, underscoring the platform's critical role in navigating today's complex trade environment.

	Actuals*	Management’s Expectations
	Q2 2025	Q2 2025
# Transactions (‘000)	397	380 - 385
Year over Year Growth	26%	20% - 22%
GBV ($m)	317	278 - 285
Year over Year Growth	56%	37% - 40%

*Numbers are preliminary and subject to change with the full earnings release

Platform Expansion and Network Growth

Freightos continued its robust expansion in Q2 2025, achieving the 22nd consecutive quarter of record transactions and further solidifying its position as an indispensable player in facilitating international trade during times of volatility.

•	Transactions: With 397k Transactions in Q2 2025, representing a 26% year-over-year growth and exceeding management’s expectations, Freightos provided essential support in an unpredictable market, underscoring its platform's necessity for real-time adaptability.

•	Carrier and Buyer Growth: Freightos expanded its network to 75 carriers this quarter, adding prominent airlines such as China Airlines and Air Europa, along with specialized sellers that enhance the platform's service diversity. Meanwhile, unique buyer users grew 6% year-over-year to 20,200, showcasing the platform’s broad appeal and customer diversification.

•	Gross Booking Value (GBV): Carriers and freight forwarders selling on Freightos’ platform derived $317 million of revenue from the platform in Q2 2025, representing a 56% year-over-year increase, significantly surpassing management expectations due to the higher transaction volumes and strong contribution from the portal component.

“Freightos provides vital liquidity and flexibility to the global freight logistics sector amid ongoing trade challenges. Our platform delivers critical solutions that empower carriers, freight forwarders, and importers/exporters to swiftly adapt to market volatility,” said Zvi Schreiber, CEO of Freightos. “By continuously enhancing our network and service offerings, Freightos allows world trade to remain agile and robust during uncertain times.”

Q2 2025 Earnings Call

Financial results for the second quarter 2025 will be reported before markets open on August 18, 2025. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EDT.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link: https://freightos.zoom.us/webinar/register/2717524789883/WN_62GUU7UHQOSxiz6R5FmLng#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

•	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a calendar quarter.

•	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

•	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

•	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, 7LFreight by WebCargo, Shipsta by Freightos, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com